82-711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

With Compliments

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	31,698,364	1,000,000
4	Total consideration paid or payable for the shares	$147,783,327	$5,466,300

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $5.40 Date: 01 Dec 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.50 Lowest price paid: $5.45 Highest price allowed under rule 7.33: $5.75

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	167,301,636

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 09-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	32,698,364	1,000,000
4	Total consideration paid or payable for the shares	$153,249,627	$5,454,400

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $5.50 Date: 08 Dec 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $5.48 Lowest price paid: $5.44 Highest price allowed under rule 7.33: $5.78

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	166,301,636

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 10-Dec-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

9 December, 2004

Foster's Group becomes a pure premium beverages play with the sale of Lensworth Group to Stockland for $846 million

Foster's Group Limited ("Foster's" or "the Company") today announced the trade sale of its master planned community development business, the Lensworth Group ("Lensworth"), to Stockland for immediate cash proceeds of $846 million.

Commenting on the transaction Foster's Group President and CEO Trevor O'Hoy said, "The sale of Lensworth represents the divestment of the final non-core asset in Foster's portfolio of businesses and another milestone in the group's evolution as a global premium beverages company.

"The sale process for Lensworth was highly competitive, reflecting both the quality of Lensworth's staff and its portfolio of prime residential development properties, and has delivered an excellent outcome for Foster's shareholders."

Foster's plans to pursue additional capital management initiatives to return to shareholders the majority of the proceeds both from the sale of Lensworth and the recent divestment of its residual 10% holding in Australian Leisure and Hospitality Group Limited, subject to regulatory approvals, market conditions and in the absence of alternative investment opportunities.

Foster's expects to provide details of the size, timing and nature of its future capital management program at the time of the Company's half-year results announcement on 8 February 2005.

The Company's current on-market buyback program of up to 125 million shares, announced on 17 March 2004, will continue, subject to market conditions, until shortly before the half-year results announcement, when it will be suspended in accordance with normal practice.

- ends -

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Robert Porter
Tel: +61 3 9633 2560
Mob: 0407 391 829